EXHIBIT 21.1

SUBSIDIARIES OF TRAVELZOO INC.

Subsidiaries	Jurisdiction
Beijing Travelzoo Travel Information Technology Limited	China
Travelzoo (Asia Pacific) Limited	Hong Kong
Travelzoo (Australia) Pty Limited	Australia
Travelzoo (Canada) Inc.	Canada
Travelzoo (China) Limited	Hong Kong
Travelzoo (Europe) Limited	United Kingdom
Travelzoo (Hong Kong) Limited	Hong Kong
Travelzoo (Singapore) Pty Limited	Singapore
Travelzoo Kabushiki Kaisha	Japan
Travelzoo Local Inc.	Delaware
Travelzoo Local (Australia) Pty Limited	Australia
Travelzoo Local (Hong Kong) Limited	Hong Kong